





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWBC INVESTMENT SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9311 San Pedro, Suite 600
(No. and Street)

San Antonio (City) Texas (State) 78216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Muras (210)376-3481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston St., Suite 1800 (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Kelly M. Tramontano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWBC Investment Services, LLC, as of March 1, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kelly M. Tramontano
Signature

Chief Executive Officer
Title

Vicki L. Chapman
Notary Public

VICKI L. CHAPMAN
Notary Public
STATE OF TEXAS
My Comm. Exp. 08/10/2019
ID# 124680208

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

The Member of
SWBC Investment Services, LLC

We have audited the accompanying statement of financial condition of SWBC Investment Services, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWBC Investment Services, LLC at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

March 1, 2017

SWBC Investment Services, LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2016

Contents

SWBC Investment Services, LLC

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$ 962,535
Deposit with clearing firm	500,000
Securities owned, at fair value	36,485,414
Commissions receivable	427,426
Trading income receivable	438,855
Receivable from related parties	389,183
Property and equipment, net	144,021
Other assets	532,022
Total assets	$ 39,879,456

Liabilities and Member's equity

Liabilities:

Securities sold, not yet purchased	$ 104,107
Payable to clearing firm	28,391,890
Accounts payable and accrued expenses	293,839
Accrued compensation expenses	1,884,072
Commissions and administrative fees payable	624,070
Payable to related parties	402,199
Total liabilities	31,700,177
Member's equity	8,179,279
Total liabilities and Member's equity	$ 39,879,456

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statement of Operations

Year Ended December 31, 2016

Revenue	
Commissions	$ 8,692,570
Trading income, net	5,557,699
Interest and other income	16,318
Total revenue	14,266,587
Expenses	
Commissions	7,404,931
Salaries and benefits	1,852,245
General and administrative	1,114,115
Technology and communications	1,098,033
Administrative fees	899,374
Clearing and execution charges	440,030
Interest expense	288,287
Occupancy	138,703
Depreciation and amortization	43,799
Total expenses	13,279,517
Income before taxes	987,070
Provision for state taxes	24,366
Net income	$ 962,704

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2016

Balance at January 1, 2016	$ 7,216,575
Net income	962,704
Balance at December 31, 2016	$ 8,179,279

Notes to financial statements form an integral part of these statements.

Statement of Cash Flow

Year Ended December 31, 2016

Operating activities

Net income	$	962,704
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:		
Depreciation and amortization		43,799
Net change in:		
Securities owned, at fair value		(15,088,781)
Commissions receivable		345,472
Trading income receivable		(113,351)
Other assets		(287,715)
Securities sold, not yet purchased		(12,982)
Payable to clearing firm		14,793,435
Accounts payable and accrued expenses		7,690
Accrued compensation expenses		208,313
Commissions and administrative fees payable		(65,271)
Receivable from and payable to related parties, net		(1,493,218)
Net cash used in operating activities		(699,905)

Investing activities

Purchase of investment		(25,000)
Capital expenditures		(7,367)
Net cash used in investing activities		(32,367)

Net decrease in cash and cash equivalents		(732,272)
Cash and cash equivalents at beginning of year		1,694,807
Cash and cash equivalents at end of year	$	962,535

Supplemental disclosure of cash flow information:

Cash paid for interest	$	278,052

Notes to financial statements form an integral part of these statements.

1. Reporting Entity and Nature of Operations

SWBC Investment Services, LLC (the Company) is a single member limited liability company organized in the state of Texas. The Company's single member is Southwest Business Corporation (SWBC or the Member). The Company operates as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934, whose primary business is executing general securities transactions on behalf of clients. The Company also engages in proprietary trading of fixed income securities, primarily U.S. municipal bonds.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to regulation under the United States Securities and Exchange Commission (SEC) and FINRA. The Company operates with an exemption from SEC Rule 15c3-3 under section k(2)(ii). The Company is also a member of the Securities Investors Protection Corporation (SIPC), a nonprofit membership corporation designed to protect, up to specified amounts, customers' cash and securities.

The Company operates under a clearing agreement with National Financial Services, LLC (National Financial), whereby National Financial maintains the Company's customer accounts on a fully disclosed basis. The Company does not hold customer cash or securities in connection with these customer transactions. The Company also operates under a broker agreement with Interactive Brokers (IB) related to its proprietary trading activities.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

2. Summary of Significant Accounting Policies

Use of estimates in financial statements presentation

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consists of interest-bearing and non-interest-bearing deposit accounts with financial institutions. Cash also includes uninvested balances held at National Financial and IB.

6

2. Summary of Significant Accounting Policies (continued)

Deposit with clearing firm

Deposit with clearing firm consists of required cash balances for contractual escrow deposits in accordance with the clearing agreement at National Financial. As of December 31, 2016, the restricted balance totaled $500,000.

Securities owned

Securities owned are valued at estimated fair value as determined by listed market exchanges and pricing services. Management understands how the quote or price is determined by the pricing service, including the source of the information and the inputs and assumptions used. The resulting differences between cost and fair value are included in Trading income, net in the accompanying Statement of Operations. The Company intends to hold fixed income securities for a short period of time, typically less than 30 days.

Commissions receivable

Commissions receivable is primarily comprised of revenue related to brokerage commissions and sales concessions due the Company from various third parties. The Company considers brokerage commissions receivable fully collectible as the majority of the receivable has been collected subsequent to period end but before the date these financial statements were issued. It's management's opinion that any losses from the remaining receivables, if incurred, would not materially affect the financial statements; therefore management has concluded that no allowance is required.

Trading income receivable

Trading income receivables consists of trading gains and the interest earned from fixed income trade transactions that have not been received. The related income is reflected in Trading income, net in the Statement of Operations. At December 31, 2016, no allowance for doubtful accounts was established, as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Related parties

SWBC and various subsidiaries provide certain services to the Company and the Company provides services to certain SWBC subsidiaries in accordance with cost sharing agreements. The

2. Summary of Significant Accounting Policies (continued)

services provided by the Company and for the Company include, but are not limited to, payroll processing, financial operations, and payable disbursement processing. See Note 6 - Related-Party Transactions.

Property and equipment, net

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset. Repairs and maintenance expenses are charged against earnings as incurred and expenditures for renewals and betterments are capitalized. The Company reviews the carrying value of property and equipment for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of the asset. The factors considered by management in performing this assessment include current operating results, trends and prospects, the effects of obsolescence and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2016.

Securities sold, not yet purchased

Securities sold, not yet purchased represents the Company's obligation to deliver the specified security at the contracted price, and thereby creates a liability to purchase the security in the market at prevailing rates. The resulting differences between cost and fair value are included in Trading income, net in the accompanying Statement of Operations. The Company intends to hold these securities for a short period of time, typically less than 30 days.

Commissions and administrative fees payable

Commissions and administrative fees payable represents brokerage commissions and sales concessions due to Company employees and third party financial institutions under revenue sharing agreements.

2. Summary of Significant Accounting Policies (continued)

Revenue recognition

Commission revenues are derived from customer transactions in securities, annuities and life insurance products. Trading revenues are derived from proprietary transactions in fixed income securities. Commission and trading revenues and related expenses from transactions are recognized on a trade-date basis.

Federal and state income taxes

There is no federal income tax provision included in these financial statements, as the Company is a single member limited liability company. As such, the Company is a disregarded entity for federal tax purposes and SWBC is responsible for reporting all federal taxes due on net income of the Company. In accordance with the Company's tax sharing agreement with SWBC, during 2016, the Company was allocated $24,366 for state taxes. The Company has a state tax payable of $42,949 at December 31, 2016, reflected in Accounts payable and accrued expenses on the accompanying Statement of Financial Condition.

Recent accounting pronouncements

Issued and adopted

ASU 2014-15, *Presentation of Financial Statements-Going Concern (Subtopic 205-40)*, requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The ASU was adopted on December 31, 2016.

Issued but not yet effective

The FASB issued ASU 2015-14; 2016-08; 2016-10; 2016-11; 2016-12; and 2016-20, *Revenue from Contracts with Customers (Topic 606)*. These standards are effective for entities that enter into contracts with customers to transfer goods and services. Revenue should be recognized as the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. While these

2. Summary of Significant Accounting Policies (continued)

standards clarify the implementation guidance on principal versus agent considerations stated in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), it does not change the core principle of the guidance. The new standards are effective for annual reporting period beginning January 1, 2018. The Company is evaluating these standards and the estimated impact it will have on the Company's financial position, results of operations, or cash flows.

In October 2016, the FASB issued ASU 2016-16, *Intra-Entity Transfers of Assets Other Than Inventory (Topic 740)*. This standard requires entities which incur intra-entity transfers of assets other than inventory to recognize the income tax consequences of such transfers at the time of the transfer. The new standard is effective for annual reporting period beginning January 1, 2018. The Company is evaluating this standard and the estimated impact it will have on the Company's financial position, results of operations, or cash flows.

3. Securities Owned and Related Trading Income, Net

At December 31, 2016, securities owned totaled $36,485,414 and consisted primarily of fixed income securities reported at fair value with changes in unrealized holding gains and losses included in Trading income, net in the Statement of Operations. Other securities owned consist of residential mortgage-backed securities and a bank owned certificate of deposit classified for regulatory purposes as a money market instrument.

Trading income during 2016 was as follows:

Net gain on sales transactions	$ 4,325,499
Interest income	1,134,067
Net unrealized gains	98,133
Trading income, net	$ 5,557,699

The Company has an agreement with National Financial for the purpose of funding an aggregate net debit balance up to $40 million at a rate of the prevailing Targeted Fed Funds rate plus 90 basis points. At December 31, 2016, the payable to National Financial totaled $28,391,890. The Company incurred $288,287 of interest expense related to this liability during 2016.

The Company enters into forward trade commitments to manage interest rate risk related to its portfolio of securities owned. The forward trade commitments are treated as derivative

3. Securities Owned and Related Trading Income, Net (continued)

instruments and their fair value is recorded in Securities owned in the Statement of Financial Condition.

4. Fair Value

All U.S. municipal debt and other securities held by the Company are recorded at fair value. The Company utilizes a recognized independent pricing service as the primary pricing source for all of the Company's securities owned and securities purchased, not yet sold transactions. The Company does not adjust prices received from third parties or obtain multiple prices when measuring the fair value of the securities.

The fair value of all the Company's other financial assets and financial liabilities approximates the carrying amounts of such instruments due to their short maturities.

The requirements of fair value measurements and disclosures apply to all financial instruments and all nonfinancial assets and nonfinancial liabilities that are being measured and reported on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurements and disclosures also establish a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels:

- Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 Inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 Inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

4. Fair Value (continued)

The following table summarizes the Company's fair value hierarchy:

| | December 31, 2016 | | |
	Level 1	Level 2	Level 3
Assets			
Securities owned:			
U.S. municipal debt securities	$ –	$ 35,693,850	$ –
Other:			
Mortgage backed securities	–	756,366	–
Money market instruments		18,010	
Derivatives – forward trade commitments	–	17,188	–
	$ –	$ 36,485,414	$ –
Liabilities			
Securities sold, not yet purchased:			
U.S. municipal debt securities	$ –	$ 96,295	$ –
Other:			
Derivatives – forward trade commitments	–	7,812	–
	$ –	$ 104,107	$ –

5. Property and Equipment

Property and equipment consist of the following:

	Useful Life	2016
Furniture, fixtures and equipment	3-10 years	$ 268,401
Software	3-6 years	46,725
Leasehold improvements	3-7 years	136,450
		451,576
Less accumulated depreciation and amortization		307,555
		$ 144,021

5. Property and Equipment (continued)

The Company recorded depreciation and amortization expense on property, equipment and software of $43,799 for the year ended December 31, 2016.

6. Related-Party Transactions

The Company maintains cost sharing agreements with SWBC and certain subsidiaries. These agreements cover such services as employee payroll and benefit processing, facilities, as well as, direct operating expenses and allocated services, which are based on actual usage. These costs are reflected in the Statement of Operations in the appropriate expense line item. The Company uses intercompany payable and receivable accounts with SWBC and its subsidiaries to reflect this activity. No interest expense related to the intercompany accounts was recorded.

In 2016, the Company was charged $11,215,423, net of amounts billed to SWBC subsidiaries, and $12,708,640 was paid to SWBC and its subsidiaries for these services and costs.

The Company has entered into a $10,000,000 Revolving Credit Facility Agreement (the Agreement) with SWBC to fund the trading and holding of inventory in certain securities. Interest is payable at *Wall Street Journal* prime plus 1%. The current agreement expires in October 2017 and automatically renews annually under the same terms. At December 31, 2016, the Company had no borrowings outstanding under the Agreement.

7. Employee Benefits

The Company participates in the Southwest Business Corporation 401(k) Profit Sharing Plan (the Plan). The Plan is a defined contribution plan covering employees of the Company when they begin employment. Participants may contribute up to 90% of their compensation, subject to Internal Revenue Service limitations, and may elect to invest in various investment options offered by the Plan.

The Company offers a discretionary matching program which matches 50% of participant contributions up to 6% of a participant's compensation for the year ended December 31, 2016. The Company may also make discretionary profit sharing contributions to the Plan. During 2016, the Company's expense related to the Plan totaled $110,137 and is reported in Salaries and benefits in the Statement of Operations.

The Company's employees participate in SWBC's medical and dental plans, which cover all full-time employees. SWBC is self-insured under these plans up to a maximum of $250,000 per claim and maximum aggregate claims of $23,870,682 for the year ended December 31, 2016. During

7. Employee Benefits (continued)

2016, the Company recorded $352,389 of expense relating to these medical and dental plans which is reflected in Salaries and benefits in the Statement of Operations.

Certain employees of the Company participate in The Executive Nonqualified Excess Plan of Southwest Business Corporation (NQDC Plan) which provides the opportunity for eligible employees to defer compensation in excess of qualified retirement plan limits on a pre-tax basis and accumulate tax-deferred earnings.

The NQDC Plan stipulates eligible compensation and deferral limits and qualifying distribution events, as well as special death benefits. The liability for the NQDC Plan, which is included in accrued compensation expenses, was $1,794,822 at December 31, 2016.

8. Commitments, Contingencies and Credit Risks

The Company is party to claims and legal proceedings arising in the ordinary course of business. The Company believes it is unlikely the final outcome of claims or any proceedings to which the Company is a party would have a material adverse effect on its financial statements.

The Company's customer accounts are carried by National Financial. All execution and clearing services are also performed by National Financial. The agreement between the Company and National Financial stipulates that all losses resulting from the Company's inability to fulfill its contractual obligations are the responsibility of the Company.

The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Securities Investor Protection Corporation or the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Company has not experienced any losses in such accounts.

9. Major Supplier Relationships

The Company markets the products of several registered investment companies, insurance companies and third-party providers. One insurance company accounted for approximately 21% of total revenue for the year ended December 31, 2016.

10. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company's minimum net capital requirement is the greater of $100,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $4,382,420, which was $4,168,808 in excess of its required net capital of $213,612. The Company's percentage of aggregate indebtedness to net capital was 73.11% at December 31, 2016.

11. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued. The Company is not aware of any events occurring subsequent to December 31, 2016 that would have a material effect on its financial condition.

Supplementary Information

SWBC Investment Services, LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		December 31, 2016
Net capital		
Total Member's equity	$	8,179,279
Deductions/charges:		
Non-allowable assets:		
Receivables older than 30 days		71,773
Receivable from related parties		389,183
Property and equipment, net		144,021
Other assets		532,022
Total non-allowable assets		1,136,999
Net capital before haircuts on securities		7,042,280
Haircuts on securities:		
Debt securities		(2,285,123)
Options		(4,688)
Undue concentration		(370,049)
Net capital	$	4,382,420
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	293,839
Accrued compensation expenses		1,884,072
Commissions and administrative fees payable		624,070
Payable to related parties		402,199
Total aggregate indebtedness	$	3,204,180
Computation of basic net capital requirement		
Minimum net capital required	$	213,612
Excess net capital	$	4,168,808
Net capital less 10% of aggregate indebtedness	$	4,062,002
Percentage of aggregate indebtedness to net capital		73.11%

There are no material differences between the preceding computation and our corresponding unaudited part IIA Form X-17a-5 as of December 31 2016 filed on January 25, 2017.

SWBC Investment Services, LLC

Schedule II – Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Securities and Exchange Commission Rule 15c3-3

As of December 31, 2016

The Company claims an exemption from the provisions of Securities and Exchange Commission Rule 15c3-3 under Section k(2)(ii) as an introductory broker-dealer that does not carry customer accounts and does not otherwise hold funds or securities for customers, and is not required to maintain a special reserve bank account for the exclusive benefit of its customers.



Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

The Member of
SWBC Investment Services, LLC

We have reviewed management's statements, included in the accompanying SWBC Investment Services, LLC's Exemption Report, in which (1) SWBC Investment Services, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provision) identified and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016, except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 1, 2017



SWBC Investment Services, LLC
9311 San Pedro Suite 600 San Antonio, Texas 78216
210.525.1241 800.527.0066 FAX: 210.525.9461

Member of FINRA & SIPC

March 1, 2017

SWBC Investment Services, LLC's Exemption Report

SWBC Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from C.F.R. §240.15c3-3 under the provisions of (k)(2)(ii). The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(2)(ii) from January 1, 2016 through December 31, 2016 except as described on the attached Exhibit A.

I, Kelly M. Tramontano, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Very Truly Yours,

Kelly M. Tramontano

Kelly M. Tramontano
President/CEO, SWBC Investment Services, LLC



SWBC Investment Services, LLC
9311 San Pedro Suite 600 San Antonio, Texas 78216
210.525.1241 800.527.0066 FAX: 210.525.9461

Member of FINRA & SIPC

Exhibit A

On twenty-six (26) occasions listed below, a branch investment representative failed to promptly forward a customer check.

Check received for $13,505 on 1/8/2016 was forwarded on 1/12/2016
Check received for $450,000 on 1/28/2016 was forwarded on 2/1/2016
Check received for $85,000 on 2/9/2016 was forwarded on 2/10/2016
Check received for $15,000 on 2/10/2016 was forwarded on 2/11/2016
Check received for $200,000 on 2/10/2016 was forwarded on 2/12/2016
Check received for $47,000 on 3/4/2016 was forwarded on 3/7/2016
Check received for $50,000 on 3/7/2016 was forwarded on 3/15/2016
Check received for $6,500 on 3/21/2016 was forwarded on 3/23/2016
Check received for $52,024.02 on 4/7/2016 was forwarded on 4/11/2016
Check received for $6,000 on 4/13/2016 was forwarded on 5/2/2016
Check received for $200,000 on 4/25/2016 was forwarded on 4/26/2016
Check received for $1,600 on 5/4/2016 was forwarded on 5/11/2016
Check received for $4,889.44 on 5/4/2016 was forwarded on 5/11/2016
Check received for $42,013.83 on 5/11/2016 was forwarded on 5/12/2016
Check received for $3,050 on 5/26/2016 was forwarded on 6/6/2016
Check received for $10,876.26 on 5/26/2016 was forwarded on 6/6/2016
Check received for $1,000 on 6/6/2016 was forwarded on 6/13/2016
Check received for $27,900.53 on 7/1/2016 was forwarded on 7/5/2016
Check received for $40,000 on 8/10/2016 was forwarded on 8/17/2016
Check received for $15,000 on 9/9/2016 was forwarded on 9/12/2016
Check received for $3,000 on 10/12/2016 was forwarded on 10/13/2016
Check received for $9,000 on 10/14/2016 was forwarded on 10/17/2016
Check received for $40,000 on 10/26/2016 was forwarded on 10/27/2016
Check received for $300 on 11/10/2016 was forwarded on 11/14/2016
Check received for $5,000 on 11/23/2016 was forwarded on 11/30/2016
Check received for $84,000 on 12/1/2016 was forwarded on 12/2/2016